                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                          For the month of October 2001


                         COMMISSION FILE NUMBER: 1-7239



                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices
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                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


1.   One company announcement made on October 2, 2001.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                KOMATSU LTD    .
                                          ------------------------------
                                                  (Registrant)



Date:  October 2, 2001                By:  /s/ Kenji Kinoshita
                                          ------------------------------
                                           Kenji Kinoshita
                                           Executive Officer
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                                      -3-

                                                               [LOGO OF KOMATSU]

To whom it may concern:
                                                               October 2nd, 2001
                                                                    Komatsu Ltd.
                                                     Masahiro Sakane, President.
                                             Nobuyuki Kanatomi, General Manager,
                                           Public Relations & Advertising Dept.,
                                                                     as liaison.
                                                            Tel: +81-3-5561-2616
                                                    URL: http://www.komatsu.com/

                        On Reform of Management Structure

In order to deal with the current severe management environment, Komatsu Ltd. will resolutely implement 4-point structural reform of its management, as discussed below, to overcome the current difficulties and convert its corporate structure to one that is capable of expanding earnings even under the low-growth environment.

  In May last year, Komatsu formulated the "G" to the 21/st/ mid-range management strategy, in which the Company defined its growth strategy for the construction and mining equipment business and clarified its management efforts to allocate management resources to businesses in which it can globally demonstrate and maintain its technological edge. Ever since the Company has aggressively carried out a series of measures to facilitate its growth and strengthen its corporate structure.

  While doing so, however, its management environment has undergone drastic changes. In addition to the collapse of IT bubbles, the United States is now faced with an inevitable economic slowdown. In Europe, too, the economy has begun to show signs of softening, while the Japanese economy has remained sluggish with its structural problems, such as prolonged bad debt issues. Furthermore, the recent terrorist attacks in the United States have begun to give serious impacts on the world economy, generating signs of concurrent recessions worldwide.

  Thus far, anticipating reduced demand in the Japanese market, Komatsu has vigorously carried out optimization of production capacity in its mainstay construction and mining equipment business by consolidating its manufacturing operations twice by the end of last year. Nevertheless, given a further reduction of construction investments to be brought about by the restraint on public outlays ahead in Japan, the Company anticipates further decline in demand for brand-new construction equipment.

  Although Komatsu is projecting that global demand for construction and mining equipment will remain steady on a medium- to long-term basis, except Japan which is plagued with structural problems. Given the current situation, the Company cannot eliminate some uncertainties in an outlook of global demand for the time being.

  In the meantime, in the electronics business, the market for silicon wafers has remained very sluggish due to the effect of a global semiconductor recession, calling for a certain period of time before any recovery begins.

  With an acute awareness of these conditions above, Komatsu will further accelerate and reinforce the structural reform of its management in order to achieve early recovery of its business performance.

                                      Notes

(Unless otherwise noted, the amount of each item represents a consolidated figure.)

1. Significant Reduction of Capacity Cost
-----------------------------------------

 In order to realize a lean management structure, Komatsu will thoroughly review the
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                                      -4-

 content of business and facilitate consolidation and reorganization of its businesses. Through these actions, the Company will achieve a capacity cost reduction effect equivalent to about (Yen)30 billion annually by fiscal 2004.

(1) Key Structural Reform Initiatives

    1) Rearrangement and consolidation of subsidiaries and affiliated companies in Japan and abroad through consolidation of businesses.

    2) Restructuring of corporate headquarters to a slim, global organization dedicated to strategic functions and with centralized command encompassing Japan and abroad.

    3) Integration of redundant functions through simplification of multi-layered organization.

    4) Restructuring of production and logistics through utilization of IT and outsourcing.

    5) Significant reduction of cost through simplification and rationalization of business routines.

(2) Reduction of Personnel and Personnel Cost

    1) Transfer of about 2,000 employees from Komatsu Ltd. to its Group companies in Japan.

    2) Reduction of about 2,200 employees in Group companies in Japan. (A little over 10% of the current workforce of some 19,000.)

    i) Breakdown

       .  Early retirement:         Approx. 800.

          *Acceptance of early retirement applicants is scheduled to take place in the second half of fiscal 2002.

          *Re-employment assistance is also scheduled to take place through replacement firms.

       .  Compulsory retirement:    Approx. 1,400.
      (from 2nd half of fiscal 2002 to 2nd half of fiscal 2004)

3) One-time charges

   One-time charges of about (Yen)23 billion are scheduled to be accounted for in the second half of fiscal 2002 in order to fund the plans 1) and 2) above.

4) Other personnel cost reductions

  i) Reduction of compensations for directors and salaries and bonuses for managers.

  ii) Cost reduction through reviews of welfare and other programs.

2. Significant Reduction of Direct Cost - Increased Competitiveness of
----------------------------------------------------------------------
"Manufacturing"
---------------

 In addition to ordinary cost reduction activities, in a bid to further strengthen cost competitiveness, Komatsu aims at cost reduction of more than 20% in the development of new models.

(1) Global deployment of "Komatsu's Manufacturing Standards" through utilization of IT.

(2) Realization of cost reduction through increased use of common parts and concentration of production.

(3) Reduction of work in process through increased modularization and shorter manufacturing lines.

(4) Rebuilding of global logistics operations through utilization of 3PL*. (*Third party logistics)

(5) Model consolidation and termination on a global basis.


3. Impairment of Fixed Assets at Electronics Business Related Subsidiaries
--------------------------------------------------------------------------
 In order to address sharp deterioration of the silicon wafer market, Komatsu will
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                                      -5-

 impair fixed assets held by U.S. subsidiaries for the current interim period.

(1) Komatsu Silicon America, Inc.

 Operation of manufacturing facilities at Komatsu Silicon America is in a state of standstill due to the sluggish silicon wafer market. Thus far, the company has impaired its assets based on future cash flows assuming that once demand for 300mm wafers expands in the future as so forecasted, operation of its facility and business will resume and continue.

      In reality, however, the market has deteriorated further in fiscal 2002, giving rise to the prospect of recovery of the wafer business, including 300mm wafers, to be delayed from initial projection. Given such a development, Komatsu has chosen to shift its policy regarding the above-mentioned facilities from one geared toward utilizing them for wafer production on its own to one considering a broad range of options.

      Thus, upon revaluation of the said facilities, Komatsu will impair about
 (Yen)26 billion for the current interim period.

      With regard to the wafer business, Komatsu will press ahead with it as before by concentrating the business on Komatsu Electronic Metals Co., Ltd. and Formosa Komatsu Silicon Corporation, a joint venture subsidiary in Taiwan, as dedicated operations.

(2) Advanced Silicon Materials LLC.

 Advanced Silicon Materials maintains its plants in Moses Lake, Washington, and Butte, Montana, U.S.A., to produce polycrystalline silicon and silane as a material for silicon wafers and solar batteries, as its core businesses. On a medium- to long-term basis, demand for these products is expected to expand. In addition, application of monosilane gas, in particular, to liquid crystal displays and the like is seen to expand. Thus, Komatsu will continue to operate these businesses.

      Nevertheless, on a short-term basis, demand for polysilicon has further declined since the spring of this year as is the case with silicon wafers, Komatsu anticipates the possibility that the Montana facility might become unable to maintain an adequate level of operation. Thus, the Company will impair about (Yen)13 billion for the current interim period based on future cash flows.

4. In Pursuit of Further Growth for the Construction and Mining Equipment
-------------------------------------------------------------------------
Business
--------

 By pressing ahead with dynamic structural reform of management, accomplishing capacity cost reduction and cost improvement without fail, Komatsu will establish a corporate structure capable of securing stable earnings even under a severe market environment.

      At the same time, in order to achieve new growth in its core business of construction and mining equipment, Komatsu will create new business models by developing a "Global Cycling System for Construction Equipment," encompassing not only Japanese and overseas markets but also new, rental and used machines, on the strength of its thick stock of Komatsu machines delivered and in operation in Japan, solid customer base and globe-covering network.

(1) Establishment of a new rental business model which takes advantage of Komatsu's originality and superiority as a manufacturer.

(2) Establishment of used equipment business integrated with rental business and creation of new used equipment market.

(3) Fundamental reform of intra-group organizations and structures in ways capable of realizing the initiatives mentioned above.

     In addition to those measures above, Komatsu will strive to further enhance its
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                                      -6-

 global presence by strengthening its sales and retail financing capabilities in North America, Europe and China as its priority regions.


5. On Revision of Business Forecast
-----------------------------------

 In association with the implementation of structural reform of management aimed at strengthening its earnings base, along with various factors discussed below, Komatsu has revised its business forecast for the fiscal year ending March, 2002, which was published on August 30, as follows. Please be advised that Komatsu's consolidated financial statements conform with the accounting standards generally accepted in the United States of America.

(1) Interim Period (April 1, 2001 - September 30, 2001)

  1) Revised Forecast of Consolidated Interim Results

                                                                                   (in millions of yen)
    ------------------------------------------------------------------------------------------------
                                                 Net Sales           Pre-tax         Net Income(Loss)
                                                                   Income(Loss)
    ------------------------------------------------------------------------------------------------
    Previous Forecast (A)                             510,000              (5,000)            (5,000)

    ------------------------------------------------------------------------------------------------
    Revised Forecast (B)                              510,000             (50,000)           (43,000)

    ------------------------------------------------------------------------------------------------
    Amount of Change(B) - (A)                             ---             (45,000)           (38,000)

    ------------------------------------------------------------------------------------------------
    Rate of Change (%)                                    ---                 ---                ---

    ------------------------------------------------------------------------------------------------
    Actual Results for the Previous Period            554,530              11,195              3,152

    ------------------------------------------------------------------------------------------------

  2) Revised Forecast of Non-consolidated Interim Results

                                                                                 (in millions of yen)
    ------------------------------------------------------------------------------------------------
                                                Net Sales       Ordinary Profit    Net Income(Loss)
    ------------------------------------------------------------------------------------------------
    Previous Forecast (A)                             185,000               2,500             2,500

    ------------------------------------------------------------------------------------------------
    Revised Forecast (B)                              185,000               2,500           (22,000)

    ------------------------------------------------------------------------------------------------
    Amount of Change(B) - (A)                             ---                 ---           (24,500)

    ------------------------------------------------------------------------------------------------
    Rate of Change (%)                                    ---                 ---               ---

    ------------------------------------------------------------------------------------------------
    Actual Results for the Previous Period            206,929               4,307             3,719

    ------------------------------------------------------------------------------------------------

(2) Full Year (April 1, 2001 - March 31, 2002)

  1) Revised Consolidated Forecast for Full Year

                                                            (in millions of yen)
    ----------------------------------------------------------------------------
                               Net Sales         Pre-tax                 Net
                                              Income(Loss)          Income(Loss)
    ----------------------------------------------------------------------------
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                                      -7-

    ------------------------------------------------------------------------------------------------
    Previous Forecast (A)                           1,060,000               7,000              1,000

    ------------------------------------------------------------------------------------------------
    Revised Forecast (B)                            1,060,000             (52,000)           (45,000)

    ------------------------------------------------------------------------------------------------
    Amount of Change(B) - (A)                             ---             (59,000)           (46,000)

    ------------------------------------------------------------------------------------------------
    Rate of Change (%)                                    ---                 ---                ---

    ------------------------------------------------------------------------------------------------
    Actual Results for the Previous Year            1,096,369              20,064              6,913

    ------------------------------------------------------------------------------------------------

  2) Revised Non-consolidated Forecast for Full Year

                                                                (in millions of yen)
    ------------------------------------------------------------------------------------------------
                                                Net Sales       Ordinary Profit    Net Income(Loss)
    ------------------------------------------------------------------------------------------------
    Previous Forecast (A)                             410,000              11,000             7,000
    ------------------------------------------------------------------------------------------------
    Revised Forecast (B)                              410,000              11,000           (24,000)
    ------------------------------------------------------------------------------------------------
    Amount of Change(B) - (A)                             ---                 ---           (31,000)
    ------------------------------------------------------------------------------------------------
    Rate of Change (%)                                    ---                 ---               ---
    ------------------------------------------------------------------------------------------------
    Actual Results for the Previous Year              430,270              11,281             7,222
    ------------------------------------------------------------------------------------------------


(3) Reasons for the Revision

 Komatsu has revised its business forecast due to a number of factors stated below, in addition to the measures aimed at strengthening its earnings base, which was discussed in connection with the structural reform of management, and the impairment of fixed assets at its electronics-related subsidiaries.


  1) On Impairment of Marketable Securities

   Due to the weak stock market in Japan as of September 30 - the end of the interim period, Komatsu will implement during the current period impairment of those marketable securities of which fair value has been determined to be lower than book value. In this connection, Komatsu will take a loss of
   (Yen)6.2 billion for the current interim period.

  2) On the Transfer of Fixed Assets

   The Board of Directors meeting held today has resolved to transfer the owned land of a former plant in order to increase the asset turnover. In connection with the resolution, Komatsu will include (Yen)9.6 billion as proceeds from the transfer in the account of the full-year period.

   i)   Content of the Assets to be Transferred

        Content and Location:         Land: 142-1, 2-chome, Sakuragaoka, Higashi
                                      Yamato, Tokyo
        Site:                         Land of former plant

   ii)  Outline of the Buyer

        Firm Name:                    Sekisui House, Ltd.
        Head Office:                  1-1-88, Ohyodonaka, Kita-ku, Osaka, Osaka
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                                      -8-

                                      Prefecture
        President:                    Isami Wada
        Capitalization:               (Yen)186,057 million (as of Jan. 31, 2001)
        Major Shareholder:            Sekisui Chemical Co., Ltd. (21.7%)
                                       (as of Jan. 31, 2001)
        Line of Business:             Architectural design, construction,
                                      contracting, supervision
        Relationship with Komatsu:    Nothing in particular

   iii) Timetable of Transfer

        October 2, 2001:              Resolution of the Board of Directors
        October 19, 2001:             Scheduled conclusion of contract
        January 31, 2002:             Scheduled hand-over of the land

                                                                           (end)